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                                                                  Exhibit (a)(6)

                                     LOGO


                                 NEWS RELEASE


                             FOR IMMEDIATE RELEASE



   EMERGING COMMUNICATIONS, INC. TO BE PURCHASED BY INNOVATIVE COMMUNICATION
                        CORPORATION AT $10.25 PER SHARE

          St. Croix, U.S. Virgin Islands, August 18, 1998 -- Emerging Communications, Inc. (AMEX: ECM) and Innovative Communication Corporation announced today that they have entered into a definitive agreement (the "Merger Agreement") providing for the merger (the "Merger") of ICC Merger Sub Corporation ("Merger Sub"), a newly organized Delaware corporation and a wholly owned subsidiary of Innovative Communication Corporation, into Emerging Communications, Inc. upon the terms and subject to the conditions contained in the Merger Agreement. Pursuant to the Merger Agreement, Innovative
Communication Corporation, a U.S. Virgin Islands corporation and a wholly owned subsidiary of Innovation Communications Company, has agreed to commence a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $0.01 per share, of Emerging Communications, Inc. at a price of $10.25 per share, net to the seller in cash, without interest thereon, subject to terms and conditions set forth in the Merger Agreement and to be set forth in the tender offer documents. On May 29, 1998, Innovative Communications Company had proposed to acquire Emerging Communications, Inc. at $9.125 per share.

          The Board of Directors, and Special Committee of the Board of Directors, of Emerging Communications, Inc. have unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of Emerging Communications, Inc.. The Board of Directors has recommended that all stockholders of Emerging Communications, Inc. accept the Offer and tender their shares. Houlihan, Lokey, Howard & Zukin Capital has acted as financial advisor to the Special Committee of the Board of Directors of Emerging Communications, Inc. and has advised the Special Committee that the consideration to be received by the stockholders of Emerging Communications, Inc. is fair to the stockholders (other than Innovative Communications Company) from a financial point of view as of the date hereof.

          Innovative Communications Company, which is wholly owned by Jeffrey J. Prosser, the Chairman of the Board, Chief Executive Officer and Secretary of Emerging Communications, Inc., currently owns approximately 52% of the outstanding shares of common stock of Emerging Communications, Inc. Approximately 5,352,258 shares of Emerging Communications, Inc. common stock are owned by the public.

          Prudential Securities Incorporated is acting as dealer manager for the Offer and has acted as financial advisor to Innovative Communications Company.